Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made by and between Cyberonics, Inc., a Delaware corporation (the “Company”) and Daniel Jeffrey Moore (“Executive”).

The Board of Directors of the Company (“Board”) desires to employ Executive as the Company’s President and Chief Executive Officer and to encourage the Executive’s attention and dedication to the Company as a member of the Company’s management, in the best interests of the Company and its shareholders;

The Executive desires to accept employment with the Company;

The Company and Executive desire to enter into this Agreement to set forth the terms and conditions on which Executive is employed by the Company from and after the Start Date.

This Agreement contemplates that Executive will be a key employee of the Company. As such, the Company will make available to Executive confidential information and make a substantial investment in Executive for the benefit of the Company and its shareholders. The Company and Executive recognize that the goodwill derived therefrom is a valuable asset of the Company. The Company and Executive agree that such confidential information and goodwill are entitled to protection during the term of this Agreement and for a reasonable time thereafter. Company acknowledges Executive brings to the Company his experience and his non-confidential general knowledge of the medical device industry.

The Company and Executive are sophisticated business persons. Each has been advised by counsel with respect to this Agreement including the post-termination restrictions and acknowledges that these restrictions are appropriate protection of the Company’s confidential information and goodwill, and that Executive has entered into this Agreement fully knowing the effect of such restrictions and voluntarily accepting the restrictions, which the parties believe to be reasonable in temporal and geographic scope.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of such consideration being hereby acknowledged, and for and in consideration of the mutual promises, covenants, and obligations contained herein, Company and Executive agree as follows:

1. Employment. The Company shall employ Executive commencing on May 1, 2007 (the “Start Date”) as President and Chief Executive Officer, and Executive hereby accepts such employment, on the terms and conditions set forth in this Agreement. The Company shall recommend to the Board that Executive be appointed to the Board and that Executive be nominated to stand for election to the Board at each Annual Meeting of Stockholders during the Employment Period, as hereafter defined.

2. Term. Unless earlier terminated pursuant to Section 13 or renewed as provided in Section 12, this Agreement and Executive’s employment shall terminate at 12:01 a.m. on May 2, 2011, the fourth anniversary of the Start Date. The period from the Start Date to termination of Executive’s employment with the Company for any reason during the initial period or as may be extended shall be the “Employment Period.”

3. Duties. During the Employment Period, Executive agrees to devote his full energy, attention, abilities, and productive time to the diligent performance of the duties and responsibilities ordinarily required of a President and Chief Executive Officer of a publicly traded company and such other duties and services on behalf of the Company, consistent with his position and customary duties as President and Chief Executive Officer, as may from time to time be assigned to him by the Board or its designated representative. The Executive agrees and acknowledges that the Executive owes fiduciary duties to the Company and will act accordingly.

4. Outside Business Activities. During the Employment Period, Executive shall not, without the prior written consent of the Board, engage in any other business activity, with or without compensation. Notwithstanding the foregoing, Executive shall be permitted to spend a reasonable amount of time on civic, charitable and other non-commercial activities, activities related to investments in real estate and to a construction business provided such activities are consistent in nature and scope as exist on the Start Date, and transitional duties, if any, reasonably requested by his prior employer during a period not to exceed ninety (90) days after the Start Date, provided all activities listed in this sentence do not interfere with his duties and obligations under this Agreement.

5. Base Salary. For all services rendered by Executive during the Employment Period, including compensation that Executive would otherwise be eligible to receive as a member of the Board, the Company shall pay Executive commencing on the Start Date a Base Salary of four hundred fifty thousand dollars ($450,000) per year. This amount shall be payable in equal installments, in arrears, according to the Company’s customary payroll practices, less all amounts required to be held by federal, state, or local law, and all applicable deductions authorized by Executive or required by law. The Compensation Committee of the Board shall meet at least annually to review Executive’s Base Salary. The Base Salary, at the discretion of the Compensation Committee, may be increased but may not be decreased during the Employment Period.

6. Sign-On Bonus. As an inducement for Executive to assume the role of President and Chief Executive Officer immediately and as compensation for sums Executive will forfeit at his current employment for doing so, the Company agrees to pay Executive a sign-on bonus in the amount of $125,000 with his first salary paycheck, less all amounts required to be held by federal, state, or local law, and all applicable deductions authorized by Executive or required by law.

7. Annual Bonus Opportunity. During the Employment Period, Executive shall be eligible to earn a bonus payable within a reasonable period following the end of each of the Company’s fiscal years (or at such other earlier times during the year as determined by the Compensation Committee) based on the achievement of certain Bonus Objectives to be reasonably determined in good faith by the Compensation Committee within the first ninety (90) days of each such fiscal year after consultation with the Executive. The Bonus Objectives shall be based primarily on objective measures of Company financial performance, including but not limited to net sales, earnings per share, and cash flow, and may include more qualitative measures, such as Executive’s contributions to the Company or development as a leader, as to which the Compensation Committee must make a good faith assessment of the extent of Executive’s achievement. The Annual Bonus for achievement of all Bonus Objectives at target (the “Target Bonus Amount”) will be seventy-five percent (75%) of the Base Salary paid in such fiscal year (or pro rata as to any portion of the fiscal year), but the actual amount of the Annual Bonus may exceed 75% of Base Salary based on overachievement of the Bonus Objectives as adopted by the Compensation Committee. If awarded, the Annual Bonus shall be paid no later than thirty (30) days after the Compensation Committee determination and shall be subject to all amounts required to be held by federal, state, or local law, and all applicable deductions authorized by Executive or required by law.

8. Benefits. Executive shall be eligible for the following benefits:

(a)	All welfare benefit plans generally applicable to employees or senior executives of the Company, subject to the general eligibility requirements of such plans. The Company shall have the right to amend, modify or terminate any such plans from time to time at its discretion; provided that such action is generally applicable to all employees.

(b)	Company-paid life insurance on the Executive’s life with a benefit in the amount of three (3) times Executive’s Base Salary and accidental death and dismemberment insurance with a benefit in the amount of two (2) times Executive’s life insurance benefit.

(c)	Reimbursement of all actual, reasonable and customary business expenses (taking into account the duties and responsibilities of the President and Chief Executive) incurred during the employment period by the Executive in performing services for the Company, including all expenses of travel on business; provided that such expenses are incurred and accounted for in accordance with policies and procedures established by the Company.

(d)	Fringe benefits and perquisites (including but not limited to reasonable vacation) in accordance with the plans, practices, programs, and policies of the Company from time to time in effect and which are commensurate with the Executive’s positions.

(e)	Reimbursement of an amount not to exceed $15,000 for legal fees incurred in connection with your negotiation of this Agreement.

9. Relocation. Executive shall use his reasonable best efforts to relocate his principal residence to the Houston area within six months following the Start Date. Provided that Executive complies with the requirements of the Cyberonics Executive Relocation Policy (as modified as set forth below), the Company shall reimburse Executive’s actual, reasonable expenses, without regard to when Executive actually relocates his principal residence, for the cost of:

(a)	moving Executive’s household goods and possessions to the Houston area;

(b)	up to three trips by Executive and Executive’s family to Houston to locate housing in the Houston area;

(c)	temporary housing for the Executive in the Houston area for up to six months from the Start Date,

(d)	up to twelve round trips to Boston during the period commencing on the Start Date and continuing until the earlier of six (6) months from the Start Date or until Executive’s family relocates to Houston, and

(e)	up to seven percent (7%) of the selling price of Executive’s Boston residence to cover the sales commission and reasonable closing costs.

10. Equity Compensation. In further consideration of the services rendered by Executive during the Employment Period, the Company shall grant Executive, consistent with the United States securities laws, twenty-five thousand (25,000) bonus shares and two hundred twenty-five thousand (225,000) shares of restricted stock (collectively, the “Initial Equity Grant”) to be issued from the Company’s New Employee Equity Incentive Plan in three separate grants. The Company shall grant the twenty-five thousand (25,000) bonus shares (the “Bonus Shares”) and one hundred thousand (100,000) of such restricted shares (the “Time-Vested Shares”) on the first quarterly grant date immediately following the Start Date as determined under the Company’s Equity Incentives Grant Policy and any and all restrictions on the Time-Vested Shares shall lapse in accordance with the following schedule: as to 25,000 shares on each of the first four anniversaries of the Start Date, subject to earlier vesting as provided in this Agreement. The Company shall grant the remaining one hundred twenty-five thousand (125,000) shares of the Initial Equity Grant (the “Performance-Vested Shares”) on the quarterly grant date (as determined under its Equity Incentives Grant Policy) immediately following the establishment of the performance measures based upon the financial performance of the Company and upon qualitative measures as are agreed upon between Executive and the Compensation Committee no later than one-hundred eighty (180) days from the Start Date and subject to earlier vesting as provided in this Agreement. The Compensation Committee and the Executive shall, within such one-hundred eighty (180) days, also agree upon the principles to be applied by the Board under Section 14(b) and (e) to one or more of the financial and qualitative measures in determining the number of Performance-Vested Shares, if any, as to which the restrictions shall lapse in the event of a termination of Executive’s employment under circumstances set forth in Section 13(a), (b), (d) and (f). The Time-Vested Shares and Performance-Vested Shares shall also be subject to disgorgement as provided in Section 15.

In addition to the Initial Equity Grant, Executive shall be eligible to receive additional equity grants as may be determined from time to time at the discretion of the Compensation Committee.

The terms of such grants shall be set forth in a Restricted Stock Agreement that shall provide, among other terms, for the Executive to elect to satisfy any minimum federal, state, local or employment tax withholding by authorizing the Company to withhold from the number of shares for which the restriction lapses a number of shares the fair market value of which approximates but is less than the minimum withholding taxes. The Company shall permit Executive to dispose of such additional shares to pay any additional tax liability, including through the establishment of a so-called Rule 10b-5(1) Plan, such disposition to comply with any applicable United States securities laws.

11. Confidential Information. During the Employment Period, the Company shall provide Executive with trade secrets, and confidential information, knowledge and data relating to the business of the Company or to the business of other entities with which the Company has a confidential relationship (including trade secrets, being collectively referred to as “Confidential Information”). The Executive shall hold in a fiduciary capacity for the benefit of the Company all Confidential Information obtained by the Executive during the Executive’s employment by the Company and which shall not have been or hereafter become public knowledge (other than by acts by the Executive in violation of this Agreement). The Executive agrees to return all Confidential Information, including all photocopies, extracts and summaries thereof, and any such information stored electronically on tapes, computer disks or in any other manner to the Company at any time upon request by the Company and upon the termination of his employment for any reason. Except as may be required or appropriate in connection with carrying out his duties under this Agreement and in furtherance of the Company’s business, Executive shall not, without the prior written consent of the Company or as may otherwise by required by law, or as is necessary in connection with any adversarial proceeding against the Company (in which case Executive shall use his reasonable best efforts in cooperating with the Company in obtaining a protective order against disclosure by a court of competent jurisdiction), communicate or divulge any such Confidential Information to anyone other than the Company and those designated by the Company or on behalf of the Company. Notwithstanding the foregoing, the Executive may retain, upon termination of employment, information and documents of a purely personal nature relating to compensation and benefits accrued during the Employment Period.

12. Renewal. Commencing on the fourth anniversary of the Start Date and continuing on each one-year anniversary thereafter, this Agreement and the Employment Period shall automatically be extended for a period of one year (e.g., on May 1, 2011, the Employment Period will be extended to May 1, 2012) unless at least ninety (90) days prior to such date, the Company or Executive gives written notice (the “Non-Renewal Notice”) to the other that the Agreement shall not be renewed.

13. Early Termination. Notwithstanding the Employment Period established in Section 2 or any renewal or extension thereof, Executive’s employment hereunder and this Agreement may be terminated as follows:

(a) Death. Executive’s employment hereunder shall terminate upon his death.

(b) Disability. If, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of his duties hereunder for a period of ninety (90) days in the aggregate during any period of twelve (12) consecutive months, or where Executive shall have been absent from the full-time performance of his duties hereunder for a period of ninety (90) consecutive days and it is reasonably expected that the Executive will be eligible for long term disability benefits under a Company sponsored disability plan, and no later than thirty (30) days after written notice is given or the end of the ninety (90) day period, if the Executive shall not have returned to the performance of his duties hereunder on a full-time basis, the Company may terminate the Executive’s employment for disability.

(c) Termination by the Company For Cause. The Company may terminate the Executive’s employment for Cause upon a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of the Board. “Cause” shall mean (i) Executive’s material breach of any provision of this Agreement, (ii) Executive’s willful conduct which is demonstrably and materially injurious to the Company’s reputation, financial condition, or business relationships, (iii) Executive’s willful failure to comply with a lawful directive of the Board regarding the strategic direction of the Company, (iv) Executive’s failure to comply with the Company’s written policies and procedures, including the Company’s Corporate Code of Business Conduct and Ethics and its Financial Code of Ethics, (v) Executive’s fraud, dishonesty, or misappropriation involving the Company’s assets, business, customers, suppliers, or employees, (vi) Executive’s conviction of, or plea of guilty or nolo contendere to, a felony; or, (vii) with respect to conduct occurring after the second anniversary of the Start Date, the Executive’s continued failure or refusal to perform satisfactorily, or gross neglect of, the Executive’s duties (other than any such failure or neglect resulting from the Executive’s incapacity due to physical or mental illness).

No termination of the Executive for Cause other than as set forth in (c)(vi) above shall be effective unless the Board shall, within ninety (90) days of sufficient facts known to it to constitute Cause, give written notice to the Executive in reasonable detail of the material facts constituting Cause and the reasonable steps the Board believes necessary to cure, and thereafter the Executive shall have thirty (30) business days from the date of notice to cure any such occurrence otherwise constituting Cause; provided that no such notice and opportunity to cure is required if the Board has previously given Executive notice and opportunity to cure the same conduct.

(d) Termination by the Executive for Good Reason. Executive may terminate his employment and this Agreement for Good Reason. “Good Reason” shall mean the occurrence, without the Executive’s prior written consent, of any one or more of the following: (i) any reduction in Executive’s compensation as set forth in Section 5 hereof; (ii) an adverse change in the Executive’s title, status, authority, duties or responsibilities, provided that, changes in Executive’s title, status, authority, duties and responsibilities necessitated solely by a change, following a Change in Control (as defined in Section 16), in the Company’s status from a publicly traded company to a subsidiary of a publicly traded company shall not by themselves be considered “adverse” within the meaning of this subsection; (iii) the failure by the Company to obtain a satisfactory agreement from any successor of the Company requiring such successor to assume and agree to perform the Company’s obligations under this Agreement, as contemplated in Section 21; (iv) the failure by the Company to comply with any material provision of this Agreement; or (v) during the period prior to the second anniversary of the Start Date, without the Executive’s prior written consent: (A) any reduction in the Target Bonus Amount or other limitation on Executive’s annual bonus opportunity pursuant to Section 7, except as specified therein; (A) any reduction in the benefits specified in Section 8, except to the extent that such action is generally applicable to all recipients of such benefits; or (C) the removal, as a general matter, of the Executive’s primary authority to supervise and manage the executive officers of the Company who report directly to the Chief Executive Officer through the general assumption of that authority by the Board, or any committee or individual member of the Board; provided that, any action of the Board, or any committee or individual member of the Board, to seek information directly from, or to request that a project be undertaken at the direction of the Board by, any such executive officer shall not constitute “Good Reason” hereunder; and provided further, that the Executive acknowledges and agrees that neither of the following sets of activities constitutes “Good Reason”: (1) the Company’s internal audit function continuing to report directly to the Audit Committee on an ongoing basis, and (2) certain executive officers and their staffs continuing to have ongoing responsibilities to support the Board and its committees.

No resignation for Good Reason shall be effective unless the Executive shall, within ninety (90) days of sufficient facts known to the Executive to constitute Good Reason, give written notice to the Chairman of the Board or its representative setting forth in reasonable detail the material facts constituting Good Reason and the reasonable steps the Executive believes necessary to cure, and thereafter the Company shall have thirty (30) business days from the date of such notice to cure any such occurrence otherwise constituting Good Reason, provided that no such notice and opportunity to cure is required if the Executive has previously given the Company notice and opportunity to cure the same conduct.

(e) Termination by the Executive other than for Good Reason. Executive may terminate his employment other than for Good Reason by giving the Company no less than sixty (60) days prior written notice of the Executive’s intent to terminate this Agreement. As used in this Section, “other than Good Reason” shall mean for any reason not constituting Good Reason or for Good Reason but without notice and opportunity to cure as provided in subsection (d) above.

(f) Termination by the Company without Cause. The Company may terminate the employment relationship and this Agreement at any time by giving Executive no less than sixty (60) days prior written notice of the Company’s intent to terminate this Agreement or two months of Base Salary in lieu of notice. As used in this Section, “without Cause” shall mean for any reason not constituting Cause or for Cause but without notice and opportunity to cure, if required, as provided in subsection (c) above.

(g) In the event of the Executive’s termination, the Executive and the Company, including its directors, officers, employees, representatives, attorneys, and agents shall refrain from making any public or private statement with respect to one another (including, as to the Executive, any statement with respect to the directors, officers, employees, representatives, attorneys, and agents of the Company) which are derogatory or may tend to injure such person in its or their business, public or private affairs. The foregoing obligations shall not apply to information required to be disclosed or requested by any governmental agency, court or stock exchange, or any law, rule or regulation.

(h) If, in connection with the Executive’s termination of employment with the Company, the Company determines to issue a press release, the Company agrees to provide a copy of the press release to the Executive by e-mail or facsimile to review and comment on in advance of its publication.

14. Compensation Upon Termination. In the event Executive’s employment and this Agreement is terminated upon expiration of the Employment Period (including any extension) or as provided under Section 13 hereof, the Company shall pay to Executive or his estate: (i) the Executive’s Base Salary through the date of termination, and (ii) any other amounts due the Executive as of the date of termination, in each case to the extent not previously paid. The Company shall also provide additional compensation (the “Severance Benefits”) as provided below.

(a) Non-Renewal by the Company. If the Company elects not to renew or extend the Employment Period, the Company shall pay and provide to Executive the compensation and benefits provided under this Agreement for the remainder of the Employment Period and thereupon, a lump sum payment in cash in an amount, if any, determined by multiplying (i) the sum of Executive’s (A) Base Salary and (B) Target Bonus Amount by (ii) the fraction obtained by dividing (X) the difference between 365 and the number of days from the date of the Company’s Non-Renewal Notice to the expiration of the Employment Period by (Y) 365. Following such payments, the Company shall have no further obligations to the Executive other than as may be required by law.

(b) Death or Disability. Upon termination of Executive’s employment pursuant to Sections 13(a) or (b) hereof: (i) the restrictions on all Time-Vested Shares shall lapse; and (ii) restrictions on that number of Performance-Vested Shares shall lapse as determined by the Board in good faith to represent the extent of progress, if any, toward attainment of the performance criteria as set in accordance with Section 10 as of the date of Executive’s termination, based upon the Board’s good faith application of the principles established in accordance with Section 10 to the appropriate performance criteria. Thereafter, the Company shall have no further obligations to the Executive or his estate other than as may be required by law.

(c) By the Company for Cause. If during the Employment Period the Executive’s employment is terminated by the Company pursuant to Section 13(c), the Company shall have no further obligations to the Executive other than as may be required by law.

(d) By the Executive other than for Good Reason. If during the Employment Period the Executive terminates his employment other than for Good Reason pursuant to Section 13(e), the Company shall have no further obligations to the Executive other than as may be required by law.

(e) By the Company Without Cause or by the Executive for Good Reason. Except as otherwise provided in Section 16, if either the Company terminates the Executive’s employment Without Cause, or the Executive terminates his employment for Good Reason, then the Company shall pay and provide to the Executive the following benefits: (i) a payment equal to two times the sum of (A) Base Salary and (B) the average bonus amount paid Executive for the past two fiscal years (or, if the termination occurs prior to the second anniversary of the Start Date, sixty percent (60%) of the Target Bonus Amount); (ii) the restrictions on that number of Time-Vested Shares shall lapse as would otherwise have lapsed if the Executive had remained employed with the Company for a period through the date that is twelve (12) months from the date of termination (or, if the termination occurs prior to the second anniversary of the Start Date, through the second anniversary of the Start Date, if later); (iii) the restrictions on that number of Performance-Vested Shares shall lapse as determined by the Board in good faith to represent the extent of progress, if any, toward attainment of the performance criteria as set in accordance with Section 10 as of the date of Executive’s termination, based upon the Board’s good faith application of the principles established in accordance with Section 10 to the appropriate performance criteria; (iv) payment of the full cost of premiums to continue medical and dental coverage (including dependent coverage) under the Company’s medical and dental insurance programs pursuant to the Consolidated Omnibus Reconciliation Act (“COBRA”) for a period of eighteen (18) months and for an additional period of up to six months thereafter, medical and dental coverage substantially equivalent to the Company’s group medical and dental benefits, provided that the Company’s obligations during this six month period shall not exceed 200% of the Company’s applicable COBRA premiums for similarly situated COBRA beneficiaries; and (v) if the termination occurs prior to the second anniversary of the Start Date, waiver of the requirement, if any, to repay relocation benefits set forth in Section 9 as otherwise required by the Company’s Relocation Policy.

(f) The Severance Benefits payable to Executive under subsection (e) shall be in lieu of any other severance benefits to which the Executive may otherwise be entitled upon his termination of employment under any severance plan, program, policy, practice or arrangement of the Company. Payment of the Severance Benefits herein is contingent upon the Executive’s execution of a full and complete release substantially in the form set forth in Exhibit A hereto and resignation from the Board as of the date of termination.

15. Conduct Detrimental to the Company. Executive acknowledges and agrees that the Company and its shareholders need to protect themselves from Conduct Detrimental to the Company and the provisions of this Section are designed to protect the Company and its shareholders from Conduct Detrimental to the Company.

(a) The terms of the Time Vested Shares and the Performance Vested Shares shall provide that if Executive engages in Conduct Detrimental to the Company (as defined in subsection (c)) during the Employment Period, Executive shall disgorge and return to the Company, upon demand, that number of Time Vested Shares and Performance Vested Shares on which restrictions lapsed after the date on which the Company establishes, by a preponderance of the evidence, the Executive first engaged in Conduct Detrimental to the Company, less the net effect of any taxes paid by the Executive (taking into account the initial taxes paid and the tax effect of the disgorgement), or if the Executive does not then own that number of shares, the amount of the cash proceeds received by the Executive from his most recent sale of a like number of the shares, less the net tax effect as stated above. Executive understands and agrees that this Section does not prohibit Executive from competing with the Company or soliciting the Company’s employees, but requires only a return of equity in the event of such competition or solicitation. Executive understands and agrees that the return of shares is in addition to and separate from any other relief available to the Company under the terms of this Agreement.

(b) The Company shall have no obligation to pay Executive the Severance Benefits pursuant to Section 14 (e) and Executive agrees to repay any portion of such Severance Benefits previously paid, for any period that the Company establishes, by a preponderance of the evidence, that Executive engaged in Conduct Detrimental to the Company during the Employment Period or during the two-year period following the termination of Executive’s employment. Executive understands and agrees that this Section does not prohibit Executive from competing with the Company or soliciting the Company’s employees, but requires only return of the Severance Benefit for the period of such competition or solicitation.

(c) “Conduct Detrimental to the Company,” as used in this Section, means:

(i)	conduct that results in the Executive’s termination for Cause as defined in Section 13(c) (or that would have resulted in termination for Cause if known by the Company prior to the termination of Executive’s employment);

(ii)	Executive engages in conduct in violation of Section 11 of this Agreement; or

(iii)	Executive engages in conduct in violation of Section 17 of this Agreement.

16. Change of Control.

(a) In the event a Change of Control of the Company occurs during the Employment Period, the forfeiture restrictions on all shares of the Time-Vested Shares as to which such restrictions remain in place shall lapse immediately; and if the Change of Control occurs as provided in Section 16(d) (i), (ii), or (iii), the forfeiture restrictions on all shares of the Performance-Vested Shares as to which such restrictions remain in place shall lapse immediately.

(b) If a Change of Control occurs on or before the second anniversary of the Start Date, and within one year following the Change of Control, either the Company terminates Executive’s employment Without Cause, or the Executive terminates his employment for Good Reason, then the Company shall pay and provide to the Executive the rights provided in Section 14(e) except that: (i) in lieu of the amount set forth in Section 14(e)(i), a payment equal to three times the sum of (A) Base Salary and (B) the Target Bonus Amount in effect at the time of termination; and (ii) the period of equivalent coverage of medical and dental coverage set forth in Section 14(e)(iv) shall be extended from six (6) months to eighteen (18) months (for a total continuation period of 36 months).

(c) In the event that any payment or benefit received or to be received by the Executive with respect to a Change of Control that occurs on or before the second anniversary of the Start Date (all such payments and benefits being hereinafter called “Payments”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Code”) (or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”)), then, the Company shall pay to the Executive an additional amount (the “Gross-Up Payment”) such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed on the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive’s residence on the date on which the Gross-Up Payment is calculated for purposes of this section, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder, the Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction (plus that portion of the Gross-Up Payment being repaid by the Executive to the extent that such repayment results in a reduction in Excise Tax and/or a federal, state or local income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest, penalties or additions payable by the Executive with respect to such excess) at the time that the amount of such excess is finally determined. The Executive and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Payments.

(d) For purposes of this Agreement, a “Change of Control” of the Company shall mean:

(i)	the acquisition by any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than the Company, a subsidiary of the Company or a Company employee benefit plan, of “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company which, together with any securities held by the person, represents 50% or more of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors; or

(ii)	the consummation of a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities in substantially the same proportions as their ownership immediately prior to such event; or

(iii)	the closing of a sale or disposition by the Company of all or substantially all the Company’s assets; or

(iv)	a change in the composition of the Board, as a result of which less than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of the Company as of the Start Date, or (B) are elected, or nominated for election, thereafter to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination, but “Incumbent Director” shall not include an individual whose election or nomination is in connection with (i) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board or (ii) a plan or agreement to replace a majority of the then Incumbent Directors; or

(v)	the approval by the Board or the stockholders of the Company of a complete or substantially complete liquidation or dissolution of the Company.

17. Post Termination Restrictions. The Executive agrees and acknowledges that the Company has a substantial and legitimate interest in protecting the Company’s Confidential Information and goodwill. The Executive and the Company further agree and acknowledge that the provisions of this Section are reasonably necessary to protect the Company’s legitimate business interests and are designed to protect the Company’s Confidential Information and goodwill during the Employment Period and for a period following the Employment Period (such period following the Employment Period, the “Restricted Period”). If the Agreement expires following a Non-Renewal Notice by the Company, the Restricted Period for the Non-Competition Covenant shall be one (1) year from the date of the Non-Renewal Notice, and the Restricted Period for the Non-Solicitation Covenant shall be two (2) years from the date of the date of the Non-Renewal Notice. If the Agreement expires following a Non-Renewal Notice by the Executive, the Restricted Period for the Non-Solicitation Covenant shall be two (2) years from the end of the Employment Period and the Non-Competition Covenant shall immediately terminate; provided, however, that the Company may, in its sole discretion, elect to pay Executive a lump sum amount on the last day of the Employment Period equal to 1/12 of the sum of Executive’s (A) Base Salary and (B) Target Bonus Amount then in effect and, in consideration for a payment of each such amount, the Restricted Period for the Non-Competition Covenant shall extend for a period of two (2) additional months, up to a total of 12 months from the end of the Employment Period for a lump sum payment of six (6) such amounts. If the Agreement terminates for any other reason, the Restricted Period shall be two (2) years from the end of the Employment Period for both the Non-Competition Covenant and the Non-Solicitation Covenant.

(a) Non-Competition Covenant. The Executive shall not engage in, or otherwise directly or indirectly be employed by or act as a consultant or lender to, or be a director, officer, employee, principal, agent, member, owner or partner of, or permit his name to be used in connection with the activities of any other business, organization, or entity which engages, directly or indirectly, with any “Competitive Business” as defined in subsection (c) during the Employment Period or the Restricted Period; provided, that it shall not be a violation of this Section for the Executive to become the registered or beneficial owner of up to one percent (1%) of any class of the capital stock of a corporation registered under the Securities Exchange Act of 1934, as amended, or to retain any common stock of Boston Scientific Corporation arising out of his previous employment, provided that the Executive does not actively participate in the business of such corporation until such time as the Restricted Period expires.

(b) Non-Solicitation Covenant. Executive shall not, directly or indirectly, for his benefit or for the benefit of any other person, firm, entity or business solicit, recruit, advise, attempt to influence or otherwise induce or persuade, directly or indirectly (including encouraging another person to influence, induce or persuade), any person, employed by the Company to leave the employ of the Company during the Employment Period and the Restricted Period (except for those actions that are within the scope of Executive’s employment and taken on behalf of the Company). Nothing herein shall prohibit the Executive from general advertising for personnel not specifically targeting any employee of the Company.

(c) For purposes of this Section, the term “Competitive Business” means any business enterprise (whether a corporation, partnership, sole proprietorship or other business entity) that competes in any material way with the products of the Company marketed and sold or under substantial development by the Company during the Employment Period.

The Executive agrees that the scope of the restrictions as to time, geographic area, and scope of activity in this Section are reasonably necessary for the protection of the Company’s legitimate business interests and are not oppressive or injurious to the public interest. The Executive further agrees that any breach or threatened breach of any of the provisions of this Section 17 would cause irreparable injury to the Company for which it would have no adequate remedy at law. The Executive agrees that in the event of a breach or threatened breach of any of the provisions of this Section the Company shall, notwithstanding Section 20 hereof, be entitled to injunctive relief against the Executive’s activities to the extent allowed by law. Finally, Executive further agrees that the relief available under this Section 17 is in addition to and separate from any other relief available to the Company under this Agreement, including without limitation under Section 15.

18. Publicity. The Executive agrees that the Company may use, and hereby grants the Company the nonexclusive and worldwide right to use, the Executive’s name, picture, likeness, photograph, signature or any other attribute of the Executive’s persona (all of such attributes are hereafter collectively referred to as “Persona”) in any media for any advertising, publicity or other purpose at any time, during the Employment Period. The Executive agrees that such use of his Persona will not result in any invasion or violation of any privacy or property rights the Executive may have; and the Executive agrees that he will receive no additional compensation for the use of his Persona. The Executive further agrees that any negatives, prints or other material for printing or reproduction purposes prepared in connection with the use of his Persona by the Company shall be and are the sole property of the Company.

19. Indemnification. If Executive is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, or trustee or in any other capacity while serving as a director, officer, or trustee, then Executive shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporate Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the corporation to provide broader indemnification rights that such law permitted the corporation to provide prior to such amendment), against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by the Executive in connection therewith; provided, however, that, except with respect to proceedings to enforce his right to indemnification hereunder, the Company shall indemnify the Executive in connection with a proceeding (or part thereof) initiated by the Executive only if such proceeding (or part thereof) was authorized by the Board.

20. Arbitration. Any dispute or controversy arising out of or relating to this Agreement, including without limitation, any and all disputes, claims (whether in tort, contract, statutory or otherwise) or disagreements concerning the interpretation or application of the provisions of this Agreement shall be resolved by arbitration in accordance with the rules of the American Arbitration Association (the “AAA”) then in effect for employment disputes. The arbitration shall be conducted before a single arbitrator, who shall be a Labor and Employment Law specialist certified by the Texas Board of Legal Specialization, selected by mutual agreement of the parties, or if not agreed within 30 days following commencement of the proceeding, appointed by the AAA. The arbitrator shall no have the authority to alter the terms of this Agreement or to award punitive damages. The decision of the arbitrator will be final and binding on both parties. The Company shall pay the expenses of the AAA and the arbitrator, and the Company and the Executive shall pay their own legal fees. The arbitrator shall have the authority to award reasonable attorneys’ fees to the prevailing party. The Company and the Executive agree that the arbitration and all matters related to the arbitration shall be treated as confidential. This arbitration provision is expressly made pursuant to and shall be governed by the Federal Arbitration Act, 9 U.S.C. Sections 1-16 (or replacement or successor statute). Pursuant to Section 9 of the Federal Arbitration Act, the Company and the Executive agree that a judgment of the United States District Court for the Southern District of Texas may be entered upon the award made pursuant to the arbitration.

21. Successors.

(a) This Agreement shall be binding upon the Company and any successor thereof (whether direct or indirect, by purchase, merger, consolidation or otherwise). As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business or assets or any entity which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law or by contract.

(b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts are payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive’s devisee, legatee or other designee or, if there is no such designee, to the Executive’s estate.

22. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any person in respect of such subject matter. Any prior agreements of the parties hereto in respect of the subject matter contained herein are hereby terminated and canceled.

23. Enforcement of Agreement. No waiver of any action with respect to any breach by the other party of any provision of this Agreement shall be construed to be a waiver of any succeeding breach of such provision, or as a waiver of the provision itself. Should any provisions hereof by held to be invalid or wholly or partially unenforceable, such holdings shall not invalidate or void the remainder of this Agreement. Portions held to be invalid or unenforceable shall be enforced to the greatest extent permitted by law, and shall be revised and reduced in scope so as to be valid and enforceable, or, if such is not possible, then such portion shall be deemed to have been wholly excluded with the same force and effect as if the provision had never been included herein.

24. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Texas without regard to its conflicts of law principles.

25. Notice. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, or sent by nationally-recognized, overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

If to Executive:	Daniel J. Moore 100 Cyberonics Blvd. Houston, TX 77058

If to the Company:	Cyberonics, Inc. 100 Cyberonics Blvd. Houston, TX 77058 Attn: General Counsel (281) 218-9332 (Facsimile)

or to such other address as any party may have furnished to the other in writing in accordance herewith. All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized, overnight courier, on the business day following dispatch and (d) in the case of registered or certified mailing, on date actually received.

26. Section 409A of the Internal Revenue Code. To the extent that any payment or benefits under this Agreement would be deemed to be deferred compensation subject to the requirements of Section 409A of the Internal Revenue Code that does not comply with such requirements, the Company and the Executive agree that this Agreement shall be amended (in a manner that as closely as practicable achieves the original intent of this Agreement) so that such payment or benefit will be made in accordance with such requirements. Without limiting the generality of the foregoing, in the event that it is determined that any payment pursuant to Sections 9, 14 or 16 that otherwise is to be made upon or shortly following termination of employment cannot be made prior to the six-month anniversary of such termination because the Executive is a “key employee” (as defined in Section 1.409A-1(i)(l) of the regulations under Section 409A of the Internal Revenue Code), such payment shall be paid on the first business day following such six-month anniversary, together with interest on the unpaid amount at the prime interest rate in effect on the date such payment was first due.

27. Counterparts. This Agreement my be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument

28. Surviving Terms. The rights and obligations of the parties regarding the payment or provision of benefits set forth in this Agreement upon such termination and the rights and restrictions during the period after termination shall survive the termination of this Agreement.

29. Amendment or Modification. No provisions of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by the Executive and such officer of the Company as may be specifically designated by the Board.

30. Withholding. All payments, compensation and benefits hereunder shall be subject to any required withholding of federal, state, and local taxes pursuant to any applicable law or regulation.

31. No Waiver. The Executive’s or the Company’s failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right that the Executive or the Company may have hereunder shall not constitute a waiver of such right to insist upon strict compliance in the future.

In witness whereof, the parties have executed this Agreement on this 26th day of April, 2007.

Cyberonics, Inc.

By __/s/ David S. Wise

_/s/ Daniel Jeffrey Moore_
Daniel Jeffrey Moore

EXHIBIT A

RELEASE

The Executive hereby irrevocably and unconditionally releases, acquits and forever discharges the Company and its affiliated companies and their directors, officers, employees and representatives, (collectively “Releasees”), from any and all claims, liabilities, obligations, damages, causes of action, demands, costs, losses and/or expenses (including attorneys’ fees) of any nature whatsoever, whether known or unknown, including, but not limited to, rights arising out of alleged violations of any contracts, express or implied, any covenant of good faith and fair dealing, express or implied, any tort, any legal restrictions on the Company’s right to terminate employees, or any federal, state or other governmental statute, regulation, or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, and the Federal Age Discrimination in Employment Act, which the Executive claims to have against any of the Releasees. Executive acknowledges that the payments provided in the Agreement are in full and complete satisfaction of all contract or severance obligations which the Company may have. In addition, the Executive waives all rights and benefits afforded by any state laws which provide in substance that a general release does not extend to claims which a person does not know or suspect to exist in his favor at the time of executing the release which, if known by him, must have materially affected the Executive’s settlement with the other person. Notwithstanding the foregoing, this Release shall not apply to: (i) Executive’s continuing rights under any pension or welfare plans, including his rights under COBRA, (ii) Executive’s right to enforce the surviving terms of the Employment Agreement, (iii) Executive’s right to indemnification, and (iv) claims and rights that may arise after the date of execution of this Release.

The Executive represents and acknowledges that in executing this Release he does not rely and has not relied upon any representation or statement, oral or written, not set forth herein or in the Agreement made by any of the Releasees or by any of the Releasees’ agents, representatives or attorneys with regard to the subject matter, basis or effect of this Release, the Agreement or otherwise.

The Executive represents and agrees that he fully understands his right to discuss all aspects of this Release with his private attorney, that to the extent, if any, that he desires, he has availed himself of this right, that he has carefully read and fully understands all of the provisions of this Release and that he is voluntarily entering into this Release for good and valuable consideration, the receipt of which is hereby acknowledged.

AGREED AND ACCEPTED, on this      day of      , 20     .

Daniel Jeffrey Moore